UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

§240.13e-100.

Schedule 13E-3, Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder.

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

TRINSIC, INC.
(Name of the Issuer)

Trinsic, Inc.
(Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

89668P 20 9
(CUSIP Number of Class of Securities)

Horace J. Davis, III
Chief Executive Officer
Trinsic, Inc.
601 South Harbour Island Boulevard, Suite 220
Tampa, Florida 33602
(813) 273-6261
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to:
Gary A. Brooks, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
(212) 701-3000

This statement is filed in connection with (check the appropriate box):

☒ a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b. The filing of a registration statement under the Securities Act of 1933.

☐ c. A tender offer.

☐ d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fees

Transaction Valuation(*)	Amount of Filing Fee
$26,250	$2.81

*Calculated solely for purposes of determining the filing fee.  This amount assumes the acquisition of approximately 75,000 shares of common stock for $0.35 per share in cash in lieu of issuing fractional shares to holders of less than 50 shares of common stock after the proposed reverse/forward stock split.  The amount of the filing fee was determined by multiplying the Transaction Valuation by $107.00 per million.

☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: _______________________________________________________________________________________________________

Form or Registration No.:_______________________________________________________________________________________________________

Filing Party:__________________________________________________________________________________________________________________

Date Filed:___________________________________________________________________________________________________________________

INTRODUCTION

This Rule 13e-3 Transaction Statement is being filed concurrently with the filing of a information statement pursuant to Regulation 14C under the Exchange Act, which we refer to herein as the Information Statement. The information contained in the Information Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Information Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Information Statement. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Information Statement.

Item 1.	Summary Term Sheet.

The information set forth in the Information Statement under “SUMMARY OF TERMS” is incorporated herein by reference.

Item 2.	Subject Company Information.

a. Name and address. The name of the subject company is Trinsic, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 601 South Harbour Island Boulevard, Suite 220, Tampa, Florida 33602. The Company’s telephone number is (813) 273-6261.

b. Securities. The subject class of equity securities to which this Schedule relates is the Company's common stock, par value $0.01 per share (the "Common Stock"), of which 18,453,983 shares were issued and outstanding as of December 20, 2006.

c. Trading market and price. The information set forth in the Information Statement under "TRADING MARKET AND PRICE OF OUR COMMON STOCK AND DIVIDEND POLICY" is incorporated herein by reference.

d. Dividends. The information set forth in the Information Statement under "TRADING MARKET AND PRICE OF OUR COMMON STOCK AND DIVIDEND POLICY" is incorporated herein by reference.

e. Prior public offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

f. Prior stock purchases. The Company has not purchased any of the Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

Item 3.	Identity and Background of Filing Person.

a. Name and address. The filing person, the Company, is also the subject company. The Company's address and telephone number are provided in Item 2(a) above. The executive officers and directors of the Company are set forth below.

Executive Officers
Horace J. Davis, III
Michael Slauson
Donald C. Davis
Paul T. Kohler

Board of Directors
Lawrence C. Tucker
Andrew C. Cowen
Richard F. LaRoche, Jr.
W. Andrew Krusen, Jr.
Roy Neel
Raymond L. Golden

The address of each executive officer and director of the Company is c/o the Company, 601 South Harbour Island Boulevard, Suite 220, Tampa, Florida 33602.

b. Business and background of entities. Not Applicable.

c. Business and background of natural persons. The information set forth in Item 3(a) above is incorporated herein by reference. All of the Company's directors and executive officers are United States citizens. During the last five years and to the Company's knowledge, none of the Company's directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Information concerning the directors and executive officers of the Company is as follows:

Lawrence C. Tucker, age 63, has been a Director of Trinsic since November 2000. Mr. Tucker has been with Brown Brothers Harriman & Co., a private banking and investment advisory firm, for 40 years. He was named a general partner of the firm in 1979. Mr. Tucker also serves as a director of National Healthcare Corporation, Xspedius Communications, LLC and Xspedius Holding Corporation. Mr. Tucker received a B.S. from the Georgia Institute of Technology and an M.B.A. from the Wharton School of the University of Pennsylvania.

Roy Neel, age 60, is Senior Advisor to former Vice President Al Gore and an Adjunct Professor of Political Science at Vanderbilt University, where he teaches courses in Presidential Transitions and Presidential Leadership. He is also chairman of the Jackson Group, a Washington-based consulting firm specializing in public policy and politics, and a director of Blue State Digital, a leading national online communications firm. He served as President Clinton’s Deputy Chief of Staff, responsible for coordinating all policy and communications activities for the President. From 1994 to 2001, he served as President and Chief Executive Officer of the U.S. Telecom Association, a trade group representing the regional Bell companies and nearly 1,000 local telecom companies. During that period he helped advance major telecom deregulation laws and was an internationally-recognized speaker on telecom issues.

Richard F. LaRoche, Jr., age 61, has served as a Director of Trinsic since September 2002. From 1971 until his retirement in May 2002, Mr. LaRoche served as General Counsel and Secretary of National HealthCare Corporation and beginning in 1986 also served as its Senior Vice President in charge of finance and acquisitions. He is a board member of and serves a Board Secretary for National HealthCare Corporation (AMEX:NHC), National Health Investors, Inc. (NYSE:NHI) and National Health Realty (AMEX: NHR). Throughout his tenure with National HealthCare Corporation, he structured the legal framework of the company’s most significant transactions, including overseeing the company’s initial public offering, converting NHC into a master limited partnership from 1986 through 1997, and participating in the creation and international capitalization of National Health Investors (1991) and National Health Realty (1997). Mr. LaRoche is a Dartmouth graduate and holds a law degree from Vanderbilt University School of Law.

W. Andrew Krusen, Jr., age 58, has served as a Director of Trinsic since December 30, 2003. Since 1987, Mr. Krusen has served as Chairman of Dominion Financial Group Inc., a merchant banking company that provides investment capital to emerging business enterprises. Mr. Krusen also serves as Chairman of Gulf Standard Energy Co., LLC, an oil and gas concern. Mr. Krusen is a Director of publicly-held Highpine Oil & Gas Ltd., a Canadian oil and gas concern, and Memry Corporation, as well as Raymond James Trust Company (a subsidiary of publicly-held Raymond James Financial, Inc.), and privately-held Beall’s Inc. He is also a Director and Chairman of Florida Capital Group and Florida Capital Bank. Mr. Krusen is a graduate of Princeton University.

Andrew C. Cowen, age 36, has been a Director of Trinsic since June 2001. Since 1992, Mr. Cowen has been employed in the private equity group at Brown Brothers Harriman. His primary responsibilities include sourcing, evaluating, negotiating and monitoring private equity investments on behalf of The 1818 Funds, a family of private equity partnerships managed by Brown Brothers Harriman. In November 2004, Mr. Cowen assumed the position of President and Chief Executive Officer of CMS, Inc., a portfolio company of the 1818 Funds. Mr. Cowen is experienced and regularly involved in matters relating to corporate strategy, business development, financial and investment analysis, capital structure and fundraising, mergers and acquisitions, and other corporate governance issues. Mr. Cowen graduated Phi Beta Kappa and summa cum laude from Bowdoin College and received an M.B.A. from the Wharton School of the University of Pennsylvania.

Raymond L. Golden, age 68, has spent his entire 38 year career in investment banking. From 1962 to 1987, Mr. Golden served in various capacities at Salomon Brothers, retiring in 1987 as Executive Vice President of Finance and Administration of Salomon, Inc. In 1989, Mr. Golden became a partner of Wolfensohn & Co., an investment banking services firm, and became chairman in 1996 after the firm merged with Bankers Trust. He is a graduate of the Baruch School of Business and Public Administration and received a Master’s degree from the Wharton School of the University of Pennsylvania. Mr. Golden has engaged in extensive public speaking and the publishing of several articles and papers on the capital markets. He currently serves as Chairman of the National Wildlife Endowment Fund.

Horace J. Davis, III has served as our Chief Executive Officer since August 2004. From June 2001 to July 2005 he served as our Chief Financial Officer and Treasurer. During the period from August 2004 until July 2005, he served in the dual capacity as Chief Executive Officer and Chief Financial Officer. He recently returned to that dual role. From January 2001 to June 2001, Mr. Davis served as our Senior Vice President — Budgeting and Financial Planning. Mr. Davis has also since 1995 been Chief Financial Officer for Touch 1 Communications, Inc. Trinsic acquired Touch 1 in 2000. Mr. Davis holds a B.B.A. and an M.B.A. from Millsaps College.

Michael Slauson has served as President of our subsidiary corporation, Touch 1 Communications, Inc., since December 2001. In April 2005, he took on the additional role of Senior Vice-President — Business Operations. From June 2001 to December 2001, Mr. Slauson served as Vice President of customer care for Trinsic. From April 2000 to June 2001, he served as Vice President of Enterprise Systems for Trinsic. From 1998 to 2000, he served as Vice President of Information Systems for Touch 1 Communications, Inc. From 1992 to 1998, Mr. Slauson served as Human Resources Program Manager for Mason & Hanger Corporation. Mr. Slauson holds a B.A. in Management Information Systems from Texas Tech University and an M.B.A. from West Texas A&M.

Donald C. Davis, age 52, has served as acting Chief Financial Officer since October 10, 2006. Mr. Davis has served in various capacities since joining Trinsic in 1999. Since 2004, Mr. Davis has served as Senior Vice President — Corporate Matters. During that time his various responsibilities included supervision of our legal and regulatory departments and management of our cash. From 1999 to 2004, he served as Vice President — Strategic Planning. From 1997 to 1999, Mr. Davis served as Senior Director — Industrial Policy for Intermedia Communications. He earned a Bachelors of Business Administration, from the University of Georgia in 1976 and a Masters of Business Administration from the University of Alabama-Birmingham in 1979.

Paul T. Kohler has served as our Chief Technology Officer since August 2004. From 2001 to 2004, he served as our Vice President of Product Management within our Strategic Planning department. From 1999 to 2001, Mr. Kohler served as Assistant Vice President — Product Management, Marketing for 2nd Century Communications. From 1991 to 1999, he served in many capacities working with Next Generation Telecommunications products and technologies for Sprint Corporation. Mr. Kohler earned dual Bachelor of Science degrees from Florida State University in 1991: one with a double major, Economics and Psychology, and the other with a major in Interdisciplinary Social Science.

d. Tender offer. Not applicable.

Item 4.	Terms of the Transaction.

a. Material terms. The information set forth in the Information Statement under "SUMMARY OF TERMS," "SPECIAL FACTORS” and “DESCRIPTION OF THE REVERSE/FORWARD STOCK SPLIT”.

c. Different terms. The information set forth in the Information Statement under "SUMMARY TERM SHEET,” “SPECIAL FACTORS—EFFECTS OF THE REVERSE/FORWARD STOCK SPLIT—Effect of the Reverse/Forward Stock Split on Holders of our Common Stock—Effects on Shareholders with Fewer than 50 Shares of Common Stock," and "SPECIAL FACTORS—EFFECTS OF THE REVERSE/FORWARD STOCK SPLIT—Effect of the Reverse/Forward Stock Split on Holders of our Common Stock—Effects on Shareholders With 50 or More Shares of Common Stock" is incorporated herein by reference.

d. Appraisal rights. The information set forth in the Information Statement under “SUMMARY OF TERMS— Appraisal Rights of Dissenting Stockholders,” "DESCRIPTION OF THE REVERSE/FORWARD STOCK SPLIT—Appraisal Rights" is incorporated herein by reference.

e. Provisions for unaffiliated security holders. The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to the Company's corporate files or to obtain counsel or appraisal services at the Company's expense.

f. Eligibility for listing or trading. Not Applicable.

Item 5.	Post Contacts, Transactions, Negotiations and Agreements.

a. Transactions. Not Applicable.

b. Significant corporate events. Not Applicable.

c. Negotiations or contacts. Not Applicable.

e. Agreements involving the subject company’s securities. None.

Item 6.	Purposes of the Transaction and Plans or Proposals.

b. Use of securities acquired. The information set forth in the Information Statement under "SPECIAL FACTORS—EFFECTS OF THE REVERSE/FORWARD STOCK SPLIT—No Change in Authorized Capital or Par Value" is incorporated herein by reference.

c. Plans. Describe any plans, proposals or negotiations that relate to or would result in:

(1) None;

(2) None;

(3) The information set forth in the Information Statement under "SPECIAL FACTORS—EFFECTS OF THE REVERSE/FORWARD STOCK SPLIT—No Change in Authorized Capital or Par Value" is incorporated herein by reference;

(4) None;

(5) None;

(6) The information set forth in the Information Statement under “SPECIAL FACTORS—EFFECTS OF THE REVERSE/FORWARD STOCK SPLIT—Effects on the Company," “CONDUCT OF THE COMPANY’S BUSINESS AFTER THE REVERSE/FORWARD STOCK SPLIT” is incorporated herein by reference;

(7) The information set forth in the Information Statement under “SPECIAL FACTORS—EFFECTS OF THE REVERSE/FORWARD STOCK SPLIT—Effects on the Company," “CONDUCT OF THE COMPANY’S BUSINESS AFTER THE REVERSE/FORWARD STOCK SPLIT” is incorporated herein by reference;

(8) The information set forth in the Information Statement under “SPECIAL FACTORS—EFFECTS OF THE REVERSE/FORWARD STOCK SPLIT—Effects on the Company," “CONDUCT OF THE COMPANY’S BUSINESS AFTER THE REVERSE/FORWARD STOCK SPLIT” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

a. Purposes. The information set forth in the Information Statement under “SPECIAL FACTORS—Purpose of the Reverse/Forward Stock Split” is incorporated herein by reference.

b. Alternatives. The information set forth in the Information Statement under “SPECIAL FACTORS—PURPOSE OF AND REASONS FOR THE REVERSE/FORWARD STOCK SPLIT— Alternatives to the Reverse/Forward Stock Split,” is incorporated herein by reference.

c. Reasons. The information set forth in the Information Statement under “SPECIAL FACTORS— PURPOSE OF AND REASONS FOR THE REVERSE/FORWARD STOCK SPLIT—Reasons for the Reverse Stock Split” and “SPECIAL FACTORS—PURPOSE OF AND REASONS FOR THE REVERSE/FORWARD STOCK SPLIT—Reasons for the Forward Stock Split” is incorporated herein by reference.

d. Effects. The information set forth in the Information Statement under “SUMMARY OF TERMS,” “SPECIAL FACTORS—EFFECTS OF THE REVERSE/FORWARD STOCK SPLIT— Effects of the Reverse/Forward Stock Split on Holders of our Common Stock,” “SPECIAL FACTORS—EFFECTS OF THE REVERSE/FORWARD STOCK SPLIT— Special Interests of the majority shareholder and executive officers and directors in the Reverse/Forward Stock Split ,” “SPECIAL FACTORS—EFFECTS OF THE REVERSE/FORWARD STOCK SPLIT— Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “SPECIAL FACTORS—EFFECTS OF THE REVERSE/FORWARD STOCK SPLIT— Financial Effect of the Reverse/Forward Stock Split,” “EFFECTS OF THE REVERSE/FORWARD STOCK SPLIT— Effects on the Company,” “SPECIAL FACTORS—EFFECTS OF THE REVERSE/FORWARD STOCK SPLIT— No Change in Authorized Capital or Par Value,” “SPECIAL FACTORS—EFFECTS OF THE REVERSE/FORWARD STOCK SPLIT— Material Federal Income Tax Consequences of the Reverse/Forward Stock Split,” and “SPECIAL FACTORS—EFFECTS OF THE REVERSE/FORWARD STOCK SPLIT—Termination of Exchange Act Registration” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

a. Fairness. The information set forth in the Information Statement under “SUMMARY OF TERMS,” “SPECIAL FACTORS—FAIRNESS OF THE REVERSE/FORWARD STOCK SPLIT TO STOCKHOLDERS” and “RECOMMENDATION OF THE BOARD WITH RESPECT TO THE AMENDMENTS AND THE REVERSE/FORWARD STOCK SPLIT” is incorporated herein by reference.

b. Factors considered in determining fairness. The information set forth in the Information Statement under “SUMMARY OF TERMS,” “SPECIAL FACTORS—FAIRNESS OF THE REVERSE/FORWARD STOCK SPLIT TO STOCKHOLDERS” and “RECOMMENDATION OF THE BOARD WITH RESPECT TO THE AMENDMENTS AND THE REVERSE/FORWARD STOCK SPLIT” is incorporated herein by reference.

c. Approval of security holders. The information set forth in the Information Statement under “SUMMARY OF TERMS —Vote Required” and “DESCRIPTION OF THE REVERSE/FORWARD STOCK SPLIT—Vote Required” is incorporated herein by reference.

d. Unaffiliated representative. None.

e. Approval of directors. The information set forth in the Information Statement under “SPECIAL FACTORS—FAIRNESS OF THE REVERSE/FORWARD STOCK SPLIT TO STOCKHOLDERS,” and “RECOMMENDATION OF THE BOARD WITH RESPECT TO THE AMENDMENTS AND THE REVERSE/FORWARD STOCK SPLIT” is incorporated herein by reference.

f. Other offers. None.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

a. Report, opinion or appraisal. None.

b. Preparer and summary of the report, opinion or appraisal. Not Applicable.

c. Availability of documents. Not Applicable.

Item 10.	Source and Amounts of Funds or Other Consideration.

a. Source of funds. The information set forth in the Information Statement under “FINANCING OF THE REVERSE/FORWARD STOCK SPLIT” is incorporated herein by reference.

b. Conditions. The information set forth in the Information Statement under “FINANCING OF THE REVERSE/FORWARD STOCK SPLIT” is incorporated herein by reference.

c. Expenses. The information set forth in the Information Statement under “COSTS OF THE REVERSE/FORWARD STOCK SPLIT” is incorporated herein by reference.

d. Borrowed funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

a. Securities ownership. The information set forth in the Information Statement under “INTERESTS OF CERTAIN PERSONS” is incorporated herein by reference.

b. Securities transactions. None.

Item 12.	The Solicitation or Recommendation.

d. Intent to tender or vote in a going-private transaction. The information set forth in the Information Statement under “SUMMARY OF TERMS —Vote Required” and “DESCRIPTION OF THE REVERSE/FORWARD STOCK SPLIT—Vote Required” is incorporated herein by reference.

e. Recommendations of others. The information set forth in the Information Statement under “RECOMMENDATION OF THE BOARD WITH RESPECT TO THE AMENDMENTS AND THE REVERSE/FORWARD STOCK SPLIT” is incorporated herein by reference.

Item 13.	Financial Information.

a. Financial information. Furnish the following financial information:

1. The information set forth in the Information Statement under the caption “SUMMARY FINANCIAL INFORMATION” and Annex B to the Information Statement are incorporated herein by reference.

2. The information set forth in the Information Statement under the caption “SUMMARY FINANCIAL INFORMATION” and Annex C to the Information Statement are incorporated herein by reference.

3. The information set forth in the Information Statement under “SUMMARY FINANCIAL INFORMATION” is incorporated herein by reference.

4. The information set forth in the Information Statement under “SUMMARY FINANCIAL INFORMATION” is incorporated herein by reference.

B. PRO FORMA INFORMATION.

1. Not Applicable.

2. Not Applicable.

3. Not Applicable.

Item 14.	Persons/ Assets, Retained, Employed, Compensated or Used.

a) Solicitations or recommendations. The information set forth in the Information Statement under “SUMMARY OF TERMS” and “SPECIAL FACTORS—BACKGROUND OF THE REVERSE/FORWARD STOCK SPLIT” is incorporated herein by reference.

b) Employees and corporate assets. Not applicable.

Item 15.	Additional Information.

b. Other material information. The information contained in the Information Statement, including all annexes attached thereto, is incorporated herein by reference.

Item 16.	Exhibits.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Horace J. Davis III
Chief Executive Officer

December 22, 2006